Exhibit 99.1

United Maritime Reports Financial Results for the Fourth Quarter and Twelve Months Ended December 31, 2024 and Declares Quarterly Cash Dividend of $0.01 Per Share

Highlights
(in million USD, except LPS & EPS)	Q4 2024	Q4 2023	12M 2024	12M 2023
Net Revenues	$10.8	$11.6	$45.4	$36.1
Net (loss) / income	$(1.8)	$(0.7)	$(3.4)	$0.2
Adjusted net (loss) / income [1]	$(0.7)	$(0.6)	$(1.2)	$2.8
EBITDA[1]	$4.0	$4.4	$18.1	$16.3
Adjusted EBITDA[1]	$5.1	$4.6	$20.3	$18.9

(Loss) / Earnings per share Basic	$(0.21)	$(0.08)	$(0.39)	$0.02
(Loss) / Earnings per share Diluted	$(0.21)	$(0.08)	$(0.38)	$0.02
Adjusted (loss) / earnings per share Basic[1]	$(0.09)	$(0.07)	$(0.14)	$0.33
Adjusted (loss) / earnings per share Diluted[1]	$(0.08)	$(0.07)	$(0.14)	$0.33

Other Highlights and Developments:

■
Focus on Shareholder Returns: Declared a quarterly cash dividend of $0.01 per share for Q4 2024, marking the ninth consecutive quarterly distribution. Since November 2022, the Company has declared total cash dividends of $1.61 per share, amounting to $12.8 million, representing a substantial portion of United’s market capitalization.

■	Strategic Fleet Enhancement: Following the acquisition of a 2016-built Kamsarmax dry bulk vessel, the Company proceeded with the sale of its oldest Capesize vessel, built in 2004.

■
Strong Financing Milestones: Secured a total of $48.3 million in financing during 2024, supporting key strategic initiatives—including the successful exercise of favorable purchase options for two Panamax vessels. No debt maturities until Q4 2026.

1 Adjusted (loss) / earnings per share, Adjusted Net (loss) / income, EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted (loss) / earnings per share, Adjusted Net (loss) / Income, EBITDA and Adjusted EBITDA to net (loss)/ income, the most directly comparable U.S. GAAP measure.

March 18, 2025 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the fourth quarter and twelve months ended December 31, 2024. The Company also declared a quarterly dividend of $0.01 per common share for the fourth quarter of 2024.

For the quarter ended December 31, 2024, the Company generated Net Revenues of $10.8 million compared to $11.6 million in the fourth quarter of 2023. Adjusted EBITDA for the quarter was $5.1 million, compared to $4.6 million for the same period of 2023. Net Loss and Adjusted Net Loss for the quarter were $1.8 million and $0.7 million, respectively, compared to Net Loss and Adjusted Net Loss of $0.7 million and $0.6 million in the fourth quarter of 2023. The Time Charter Equivalent (“TCE”) rate of the fleet for the fourth quarter of 2024 was $14,248 per day, compared to $15,874 in the same period of 2023.

For the twelve-month period ended December 31, 2024, the Company generated Net Revenues of $45.4 million, compared to $36.1 million in the same period of 2023. Net Loss and Adjusted Net Loss for the period were $3.4 million and $1.2 million, respectively, compared to Net Income of $0.2 million and Adjusted Net Income of $2.8 million in the respective period of 2023. Adjusted EBITDA for the twelve-month period of 2024 was $20.3 million, compared to $18.9 million for the same period of 2023. The TCE rate of the fleet for the twelve-month period of 2024 was $15,719 per day, compared to $15,380 earned in 2023.

Cash and cash-equivalents and restricted cash as of December 31, 2024, stood at $6.8 million. Shareholders’ equity at the end of the fourth quarter was $60.1 million, while long-term debt, finance lease liabilities and other financial liabilities, net of deferred finance costs stood at $97.7 million as of December 31, 2024. The book value of our fleet as of December 31, 2024, stood at $153.0 million, including one chartered-in Kamsarmax vessel and one vessel held for sale.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“United achieved significant progress in 2024, successfully executing our strategic plan to build and operate a high-quality dry bulk fleet amid a positive sector outlook. Following our 2023 acquisitions, which were structured either through bareboat-in agreements with favorable purchase options or efficient bridge financing, our focus in 2024 shifted toward securing long-term financing under improved terms to optimize our balance sheet and fleet operations.

“As part of our commitment to maximizing shareholder value, we declared total dividends for 2024 of $0.235 per share and repurchased approximately $0.5 million in shares throughout the year. Considering the performance of the Panamax market in the recent months, our board of directors has approved a reduced dividend of $0.01 per share for the fourth quarter of 2024. At the same time, given our shares' current undervalued market price, we extended our share repurchase program by 12 months, with $1.9 million remaining from an initial $3.0 million authorization. We are actively evaluating opportunities to enhance returns and optimize capital allocation based always on the underlying market conditions.

“We also remain optimistic about our offshore investment, which is progressing in line with expectations. In July 2024, we acquired an equity stake in a newbuilding project for a cutting-edge Energy Construction Vessel, designed to support both the Oil & Gas and renewable energy sectors in a broad range of construction and maintenance projects. The market for such technologically advanced vessels is expected to see strong demand, particularly amid a supply shortage of specialized offshore assets.

“On the fleet development front, we have continued optimizing our fleet composition. In recent months, we acquired a 2016-built Panamax bulk carrier while strategically divesting two older vessels: the 2010-built Kamsarmax M/V Oasea and the 2004-built Capesize M/V Gloriuship which is expected to be delivered to her new owners in the third quarter of 2025. These moves enhance our fleet’s efficiency and competitiveness, ensuring that upon completion of the M/V Gloriuship sale, we will operate a younger, more modern fleet that better meets market conditions and charterer requirements. Furthermore, the integration of two additional Panamax vessels into our AI-powered operating platform enhances monitoring, fuel efficiency, and operational optimization. Post-sale of the M/V Gloriuship, our fleet will consist of seven vessels: two Capesize and five Panamax/Kamsarmax bulk carriers.

“In terms of financing, in 2024, we secured two sale-and-leaseback agreements and a new loan facility totaling $48.3 million. These funds were used to refinance a short-term bridge loan and exercise the purchase options for two Panamax vessels. As a result, we have eliminated all near-term debt maturities, ensuring no major obligations until the fourth quarter of 2026, while simplifying our capital structure and reinforcing our financial flexibility.

“Regarding market conditions, our fourth-quarter results were impacted by a seasonal slowdown in coal and iron ore trade, which we view as part of typical seasonality following robust export volumes in the first three quarters of the year. Despite this, the long-term fundamentals of the dry bulk market remain strong, supported by structural shifts in global trade and fleet supply constraints.

“Ongoing discussions on trade tariffs could lead to material shifts in global trade flows, potentially creating alternative shipping routes that would increase ton-mile demand. Additionally, the potential resolution of geopolitical conflicts may lead to the reopening of key trading corridors, facilitating the reconstruction and economic revival of regions previously affected by war. This could generate substantial demand for raw materials, further strengthening the dry bulk shipping sector.

“Given United’s fleet composition and strategic positioning, we are well-placed to capitalize on these evolving trade dynamics. As these potential positive macroeconomic and geopolitical developments unfold, our shareholders stand to benefit from enhanced fleet utilization, improving market conditions, and our commitment to financial strength and operational excellence.”

Current Company Fleet:

Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Goodship	Dry Bulk / Capesize	177,536	2005	Mitsui	T/C Index Linked(2)	Oct-25	Dec-25
Tradership	Dry Bulk / Capesize	176,925	2006	Namura	T/C Index Linked(2)	Jan-25	Jun-25
Gloriuship(3)	Dry Bulk / Capesize	171,314	2004	Hyundai	Spot Employment	N/A	N/A
Nisea(4)	Dry Bulk / Kamsarmax	82,235	2016	Oshima	T/C Fixed Rate	Jul-25	Sep-25
Cretansea	Dry Bulk / Kamsarmax	81,508	2009	Universal	T/C Index Linked(2)	Sep-25	Dec-25
Chrisea	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	T/C Index Linked(2)	May-25	Sep-25
Synthesea	Dry Bulk / Panamax	78,020	2015	Sasebo	T/C Index Linked(2)	Aug-25	Dec-25
Exelixsea	Dry Bulk / Panamax	76,361	2011	Oshima	T/C Index Linked(2)	Jun-25	Oct-25
Total/Average age		922,072	15.0 years

(1)	The latest redelivery dates do not include any additional optional periods.

(2)
“T/C” refers to a time charter agreement. Under these index-linked T/Cs, the Company has the option to convert the index-linked rate to fixed for a period of minimum two months, based on the prevailing FFA Rates for the selected period, and has done so for certain vessels as part of its freight hedging strategy, as described below under “First Quarter 2025 TCE Rate Guidance”.

(3)	The vessel is expected to be delivered to her new owners within the third quarter of 2025.

(4)
The vessel is technically and commercially operated by the Company on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

Fleet Data:

	Q4 2024	Q4 2023	12M 2024	12M 2023
Ownership days(1)	736	736	2,875	2,339
Operating days(2)	733	700	2,778	2,143
Fleet utilization(3)	99.6%	95.1%	96.6%	91.6%
TCE rate(4)	$14,248	$15,874	$15,719	$15,380
Daily Vessel Operating Expenses(5)	$6,063	$6,788	$6,616	$6,861

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are on ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q4 2024	Q4 2023	12M 2024	12M 2023
Vessel revenue, net	10,832	11,553	45,439	36,067
Less: Voyage expenses	388	441	1,771	3,107
Time charter equivalent revenues	10,444	11,112	43,668	32,960
Operating days	733	700	2,778	2,143
TCE rate	$14,248	$15,874	$15,719	$15,380

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre-delivery costs of acquired vessels, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q4 2024	Q4 2023	12M 2024	12M 2023
Vessel operating expenses	4,571	5,209	19,745	20,338
Less: Pre-delivery expenses	109	213	724	4,291
Vessel operating expenses before pre-delivery expenses	4,462	4,996	19,021	16,047
Ownership days	736	736	2,875	2,339
Daily Vessel Operating Expenses	$6,063	$6,788	$6,616	$6,861

Net (Loss) / Income to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)

	Q4 2024	Q4 2023	12M 2024	12M 2023
Net (loss) / income	(1,821)	(726)	(3,383)	221
Interest and finance cost, net	2,110	2,007	8,102	6,753
Depreciation and amortization	3,715	3,153	13,430	9,363
EBITDA	4,004	4,434	18,149	16,337
Stock based compensation	111	18	779	2,522
Impairment loss	828	-	828	-
Loss on extinguishment of debt	-	105	397	85
Loss on equity method investment	142	-	142	-
Adjusted EBITDA	5,085	4,557	20,295	18,944

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, impairment loss, loss on extinguishment of debt and loss on equity method investment, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.

Net (Loss) / Income and Adjusted Net (Loss) / Income Reconciliation and calculation of Adjusted (Loss) / Income Per Share

(In thousands of U.S. Dollars)

	Q4 2024	Q4 2023	12M 2024	12M 2023
Net (loss) / Income	(1,821)	(726)	(3,383)	221
Stock based compensation	111	18	779	2,522
Impairment loss	828	-	828	-
Loss on extinguishment of debt	-	105	397	85
Loss on equity method investment	142	-	142	-
Adjusted net (loss) / income	(740)	(603)	(1,237)	2,828
Adjusted net (loss) / income – common shareholders	(740)	(603)	(1,237)	2,733
Adjusted (loss) / earnings per common share, basic	(0.09)	(0.07)	(0.14)	0.33
Adjusted (loss) / earnings per common share, diluted	(0.08)	(0.07)	(0.14)	0.33
Weighted average number of common shares outstanding, basic	8,676,767	8,711,308	8,711,951	8,359,487
Weighted average number of common shares outstanding, diluted	8,770,423	8,711,308	8,790,686	8,359,487

To derive Adjusted Net (loss) / income and Adjusted Net (loss) / income Per Share, both non-GAAP measures, from Net (loss) / income, we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net (loss) / income and Adjusted Net (loss) / income Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock-based compensation, impairment loss, loss on extinguishment of debt, loss on equity method investment and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measures provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net (loss) / income and Adjusted Net (loss) / income Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

First Quarter 2025 TCE Rate Guidance:

As of the date hereof, approximately 94% of the Company fleet’s expected operating days in the fourth quarter of 2024 have been fixed at an estimated TCE rate of approximately $10,480. Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE rate will be equal to an average Forward Freight Agreement (“FFA”) rate of $21,392 for Capesize and $111,557 for Kamsarmax per day (based on the FFA curve of March 14, 2025), our estimated TCE for the first quarter of 2025 is approximately $10,2992. Our TCE rate guidance for the first quarter of 2025 includes the already performed conversions of index-linked charters to fixed for the period.

The following table provides the breakdown of index-linked charters and fixed-rate charters in the first quarter of 2025:

	Operating Days	TCE Rate
TCE - fixed rate (index-linked conversions)	31	$11,260
TCE - fixed rate	180	$13,390
TCE – index-linked	483	$8,968
Total / Average	694	$10,299

Fourth Quarter and Recent Developments:

Dividend Distribution for Q3 2024 and Declaration of Q4 2024 Dividend

On January 10, 2025, the Company paid the previously announced quarterly dividend of $0.075 per common share, for the third quarter of 2024, to all shareholders of record as of December 27, 2024.

The Company also declared a cash dividend of $0.01 per common share for the fourth quarter of 2024 payable on or about April 10, 2025, to all shareholders of record as of March 27, 2025.

Extension of the Existing Share Repurchase Program

The program, previously set to expire on December 31, 2024, has been extended for a further 12-month period. Under the program, the Company may repurchase up to $3.0 million of its outstanding common shares in the open market. As of today, approximately $1.9 million remains available for repurchases, while the program will remain effective through the period ending December 31, 2025.

Vessel transactions and commercial updates

Sale of M/V Gloriuship

The Company has entered into a definitive agreement with an unaffiliated third party for the sale of its oldest Capesize vessel, the 171,314 dwt M/V Gloriuship, built in 2004. The vessel is expected to be delivered to her new owners by mid-July 2025, following her acquisition by the Company under her existing sale and leaseback agreement. The aggregate net sale price is approximately $15.0 million, and the transaction is subject to customary closing procedures.

Integration of M/V Synthesea into the DeepSea AI Platform

The integration of M/V Synthesea into our partnership with DeepSea equips the vessel with AI-driven solutions for real-time monitoring and optimization of energy consumption, fuel usage, and performance.

2This guidance is based on certain assumptions and there can be no assurance that these TCE rate estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to an average FFA rate of $21,392 for Capesize and $11,557 for Kamsarmax per day (based on the FFA curve of March 14, 2025). Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Conference Call:

The Company’s management will host a conference call to discuss the financial results today, Tuesday, March 18, 2025 at 09:00 a.m. Eastern Time.

Audio Webcast:

There will be a live, and then archived, webcast of the conference call on the Company’s website. To listen to the archived audio file, visit our website, in the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31, 2024	December 31, 2023*
ASSETS
Cash and cash equivalents and restricted cash	6,762	14,501
Vessels, net, Right-of-use assets and Vessel held for sale	153,029	152,525
Other assets	12,282	7,779
TOTAL ASSETS	172,073	174,805

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	97,723	95,954
Other liabilities	14,262	12,982
Stockholders’ equity	60,088	65,869
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	172,073	174,805

* Derived from the audited consolidated financial statements as of the period as of that date

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data)

	Three months ended December 31,		Twelve months ended December 31,
	2024	2023	2024	2023
Vessel revenue, net	10,832	11,553	45,439	36,067
Expenses:
Voyage expenses	(388)	(441)	(1,771)	(3,107)
Vessel operating expenses	(4,571)	(5,209)	(19,745)	(20,338)
Management fees	(572)	(589)	(2,263)	(1,966)
General and administration expenses	(745)	(734)	(4,010)	(6,018)
Depreciation and amortization	(3,715)	(3,153)	(13,430)	(9,363)
Impairment loss	(828)	-	(828)	-
Gain on sale of vessel	-	-	1,426	11,804
Operating income	13	1,427	4,818	7,079
Other income / (expenses):
Interest and finance costs	(2,168)	(2,119)	(8,416)	(7,183)
Interest income	58	112	314	430
Loss on extinguishment of debt	-	(105)	(397)	(85)
Loss on equity method investment	(142)	-	(142)	-
Other income	309	103	311	112
Other, net	109	(144)	129	(132)
Total other expenses, net:	(1,834)	(2,153)	(8,201)	(6,858)
Net (loss) / income	(1,821)	(726)	(3,383)	221
Net (loss) / income attributable to common shareholders	(1,821)	(726)	(3,383)	126

Net (loss) / income per common share, basic	(0.21)	(0.08)	(0.39)	0.02
Net (loss) / income per common share, diluted	(0.21)	(0.08)	(0.38)	0.02
Weighted average number of common shares outstanding, basic	8,676,767	8,711,308	8,711,951	8,359,487
Weighted average number of common shares outstanding, diluted	8,770,423	8,711,308	8,790,686	8,359,487

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

	Twelve months ended December 31,
	2024	2023
Net cash provided by / (used in) operating activities	3,264	(6,228)
Net cash provided by / (used in) investing activities	7,949	(59,138)
Net cash (used in) / provided by financing activities	(18,952)	9,935

About United Maritime Corporation

United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of eight dry bulk vessels, comprising three Capesize, two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 922,072 dwt. Upon the completion of the sale of the M/V Gloriuship, the Company’s operating fleet will consist of two Capesize, two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 750,758 dwt.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.

Please visit the Company’s website at: www.unitedmaritime.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including with respect to the declaration of dividends, market trends and shareholder returns. Words such as “may”, “should”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company’s operating or financial results; the Company’s liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, impacts of litigation, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from trade disputes or war (or threatened war) or international hostilities, such as between Israel and Hamas and related hostilities in the region and between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company’s filings with the SEC, including its most recent annual report on Form 20-F. The Company’s filings can be obtained free of charge on the SEC’s website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com